EXHIBIT 4.1

Amendment to Certificate of Designation of
Series A Convertible Preferred Stock

Section (f)(iii) of the Certificate of Designation of Series A Convertible Preferred Stock is hereby restated in its entirety to read as follows:

(iii)Conversion Price. The number of shares into which one share of Series A Preferred Stock shall be convertible shall be determined by dividing the Series A Purchase Price by the then existing Conversion Price (as set forth below) (the "Conversion Ratio"). The "Conversion Price" per share for the Series A Preferred Stock shall be equal to $0.75 (subject to appropriate adjustment for stock splits, stock dividends, combinations, recapitalizations or other recapitalization affecting the Series A Preferred Stock and as otherwise set forth herein). The Conversion Price shall be further adjusted upon the occurrence of any event in paragraph (f)(iv)-(vi) or (ix).